EXHIBIT 99.1


                           Telewest Communications plc
                             Update on restructuring

                                                                  28 July 2003


On 9 June 2003, Telewest Communications plc ("Telewest") announced that it was in talks with its bondholders on the terms of its proposed financial restructuring. In response to recent press comment, Telewest confirms that it expects the terms to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the restructuring.



ENQUIRIES:

TELEWEST                                                     020 7299 5888
Jane Hardman, director of corporate communications

CITIGATE DEWE ROGERSON                                       020 7638 9571
Anthony Carlisle                                             07973 611888